Annual Report

4096 PIEDMONT AVE STE 944
OAKLAND, CA 94611
+1 (510) 984-4386
WWW.MAKINGFUN.COM

This Annual Report is dated October 26, 2026 and
covers financials for Fiscal Year 2025 ending June 30, 2026 (FY-25)

BUSINESS

Making Fun, Inc. ("Making Fun" or "we" or the "Company"), a Delaware corporation, is a video game development studio known for creating immersive and engaging gaming experiences.

The company's flagship live game is ***Eternium***, a beloved PC and mobile action role-playing game (ARPG) with 44+ million downloads, 15K daily players, and 3K new organic installs per day. *Eternium* is one of the highest rated mobile apps at scale, with 4.8 stars on the Apple & Google stores and the prestigious Editors' Choice distinction on Google Play. It has a positive rating on Steam, the dominant PC storefront with 170 million monthly active users.

Making Fun's database has over 8 million registered players, whom we regularly engage via email, Discord, forums, and social channels.

Making Fun's legacy live products (*Eternium*, *Runestrike*, *Hidden Express*) have declined substantially over the past few years, which is expected as they reach the end of their lifecycle. We launched *Hidden Express Go!*, a mobile-only version of our highly successful PC hidden object game, but it failed to gain traction.

Monthly net income is negative. The Company is stable at its present size only because of cash loans from the CEO, which cannot continue indefinitely. Despite the bleak present reality, we are optimistic about the future based on high expectations around three projects.

1. *Eternium* - Spirit Walker. Initial development of a new playable character class for our live game has been completed. This will be *Eternium's* first new class since the Bounty Hunter was added in October 2016. We are excited by the potential to improve monetization and engagement of our current audience, to reengage lapsed players, and to raise KPIs so the platforms increase organic traffic for new installations.

We are now testing with select "elders" in the player community, eyeing a launch date before or with the start of the next season on December 8, 2026.

2. *Starforged* on Roblox. We started looking into the modern business of Roblox games after getting a look at the incredible technology upgrades in their pipeline at the September 2025 Roblox Development Conference. Engineers started tinkering with the platform a few months later. By March, Roblox became our top development focus. At the end of April, we were invited into the first Roblox Incubator, because we were a good match with their key strategic focus to create “aged up” games with graphics rivaling PC and console platforms, especially in the RPG genre.

We enjoyed many months of close collaboration with Roblox personnel across strategy, design, technology, and marketing. We received advertising credits to run beta test campaigns for our first product, *Starforged*, which was featured prominently at Roblox Development Conference in September 2026. We plan to launch *Starforged* before year-end and look forward to Roblox providing home page promotion when *Starforged* passes KPI thresholds.

We see a promising future continuing the close collaboration with Roblox as we grow a portfolio with internal and external development teams. This platform is our future.

3. *Astera* on mobile. The next action role-playing game from the original *Eternium* development team, developed on Epic’s Unreal Engine 5.6, is in worldwide open beta on Google Play. Epic Games awarded *Astera* a prestigious MegaGrant this past summer. New monetization and engagement features were added, followed by a recent U.S. acquisition test that yielded encouraging results.

We are now testing chapter 2 of the story, which is slated for launch in the next month, with chapter 3 slated for Q1 2027. The worldwide mobile launch, previously slated for 1H 2026, should occur shortly after the launch of either chapter 2 or chapter 3, which is to be determined. Steam should follow six months later, allowing time to polish the PC experience and activate high-resolution Unreal Engine features that are not performant on mobile devices.

CAPITALIZATION

Offerings Completed During FY-25

None.

Preferred Stock Outstanding

Preferred shares are entitled to the more favorable of a 1X liquidation preference or conversion to common stock. There are a total of 1,364,795 shares of Preferred Stock issued, unchanged since the last Annual Report. The total value of Preferred shares issued is $846,007.79, which includes $843,190.95 invested plus the value of shares delivered to StartEngine as compensation.

Common Stock Outstanding

A total of 14,429,187 shares of Class B Voting Common Stock have been issued.
220,200 options for Class B Voting Common Stock are outstanding.
Zero shares of Class A Non-Voting Common Stock have been issued.
Zero options for Class A Non-Voting Common Stock are outstanding.

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Operating Results: FY-25 Compared to Fiscal Year 2024 ending 30 June 2025 (FY-24)

For this reporting period, Making Fun again uses its internal accounting system to generate financials for the Annual Report. This saves a great deal of money versus using an external agency, which is not necessary given that the Company is not seeking to raise additional capital via Regulation CF. Differences to the numbers presented in the previous Annual Report are explained below.

<u>Revenue</u>

FY-25 Income was $1,147,464 compared to $1,461,193 for FY-24. The difference is due to lower sales, as well as $10K lower Interest Income and $5K less Other Revenue (payouts from the Apple class action lawsuit a/k/a "Small App Developer Assistance Fund"). We are not projecting to receive additional Other Revenue or meaningful Interest Income in future reporting periods.

Consumer sales revenue from our flagship game, *Eternium*, was $937,596 compared to $1,188,979 for FY-24. Consumer sales revenue from *Hidden Express* was $202,742 compared to $251,706 for FY-24.

<u>Cost of Sales</u>

Cost of Sales for FY-25 was $43,821 compared to $129,960 in FY-24. The decrease is due to lower royalties paid to the original developer of *Eternium*, driven by lower revenue for *Eternium* as well as an agreement to defer royalties until *Astera* revenues increase.

<u>Gross Margins</u>

Gross margins for FY-25 were $1,103,642 compared to $1,331,233 for FY-24, due to lower sales and lower royalties..

<u>Expenses</u>

Expenses in FY-25 were $1,289,279 compared to $1,776,674 in FY-24. The decrease was primarily due to lower staffing costs from cost cutting measures and salary deferrals implemented to extend the runway.

<u>Historical Results and Cash Flows</u>

The Company has two significant revenue-generating live products late in their lifecycle and is currently in the late-production stage with two new titles launching in the next five months. Management is of the opinion that historical cash flows will not be indicative of the revenue and cash flows expected for the future because current revenue streams are expected to continue while two new, potentially larger, revenue streams should activate in the future with the launch of two new products. There is risk to the continuation of historical revenue and both risk and upside to any model of future revenue based on the new products.

Since the last report, we cancelled development of one product (*Hidden Express Go!*). Our internal resources are focused on *Eternium* and Roblox development. We currently have one external published title, *Astera*.

Past cash was primarily generated through consumer sales of products via major game platforms such as the Apple App Store, Google Play Store and the Microsoft and Steam PC game stores. The Company's goal is to massively increase revenues from these same channels, plus the Roblox platform, with the launch of the new titles. *Starforged* will launch on Roblox in the next three months. *Astera* will have its global launch on mobile phones in the next six months, which is delayed from the timeframe anticipated in the last Annual Report.

Liquidity and Capital Resources

As of June 30, 2026, the Company had Cash and Cash Equivalents of $13,047. Accounts Receivable were $95,545 and Current Liabilities were $149,617. The Company has since downsized further to get expenses closer to revenues to extend the runway.

Debt

As of June 30, 2026, the Company had Loans in the amount of $89,490. As of the date of this report, Loans now total $184,556. Loans include $21,641.16 owed to Honda Financial Services, with required monthly payments of $1,390.56 through January 20, 2028. The remainder is owed to John Welch, who has been providing cash to cover the monthly burn, due on the earlier of thirty (30) days' written notice or December 31, 2028.

In addition to this formal debt, the company has two additional categories of potential obligations that are not (fully) reflected on the balance sheet.

First, we have an agreement with *Eternium* and *Astera* developer Dream Primer to defer *Eternium* royalties until we have higher revenues or substantial fundraising. This amount, which presently totals $38,493.56, will only become payable if and when cash is readily available. At that point, if such a point occurs, the additional royalties paid will be booked as COGS.

Second, back salary not paid to John Welch and Alissa Welch, as further described in “RELATED PARTY TRANSACTIONS” below.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

The Issuer’s (Company’s) directors and executive officers as of the date hereof, are as follows:

Name: John Robert Welch

John Robert Welch's current primary role is with the Issuer.
Positions and offices currently held with the Issuer:
Position: CEO, Board Member and principal accounting officer
Dates of Service: February, 2009 - Present
Responsibilities: I am an original founder and the CEO. Salary: $0. Equity: 63% held through trust
Other business experience in the past three years: N/A

Name: Alissa Ann Welch

Alissa Ann Welch's current primary role is with the Issuer.
Positions and offices currently held with the Issuer:
Position: President & Board Member
Dates of Service: September, 2013 - Present
Responsibilities: My role as President is multi-faceted, encompassing data analysis, marketing, finance, HR, product management, and testing. Salary: $0. Equity: 63% held through trust

Name: Don Takemura

Don Takemura's current primary role is with Itoya Studio. Don Takemura currently services no more than 2 hours per week in his role with the Issuer.
Positions and offices currently held with the Issuer:
Position: Board Member
Dates of Service: December, 2021 - Present
Responsibilities: Provide business guidance, advice, and recommendations. No salary.
Other business experience in the past three years:
Employer: Itoya Studio
Title: President
Dates of Service: February, 2016 - Present
Responsibilities: Executive in charge of all aspects of the business.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our equity as of the date of this Annual Report, by each person whom we know owned, beneficially, more than 10% of the outstanding shares of our equity. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Name of Holder: Welch Family Trust, Nathaniel John Welch Trust, Penelope Barbara Welch Trust

The former is a Revocable trust with John Robert Welch and Alissa Ann Welch as trustees, the latter two are irrevocable trusts created for our children with John Robert Welch and Alissa Ann Welch as settlers and John Robert Welch as trustee.

No. and Class of Securities Now Held: 9,958,794 shares of Class B Voting Common Stock are held by Welch Family Trust and 480,000 shares of Class B Voting Common Stock are held by each of the kids' trusts.

Percent of Voting Power: 63.05% (Welch Family Trust) + 6.08% (kids' trusts) = 69.13% total

RELATED PARTY TRANSACTIONS

Name of Entity: Welch Family Trust

Names of 20% owners: John Robert Welch & Alissa Ann Welch

Relationship to Company: 20%+ Owner, officers

Nature / amount of interest in the transaction: The Company carries on the balance sheet accrued payroll owed through June 30, 2023 to its President ($69,000) and CEO ($60,000) totaling $129,000 as of the date of this Annual Report.

Material Terms: The President and CEO were paid no salary during this reporting period. Their salaries are expected to continue at zero or a minimal level until the Company has a significantly better cash position, at which point compensation will return to market level with additional compensation paid over time to eventually account for the amounts not previously paid, which total $1,065,000 as of the date of this Annual Report (inclusive of the $129,000 on the balance sheet). The Company is under no obligation to provide compensation for any of the President's or the CEO's missed salary.

OUR SECURITIES

The Company filed its THIRD AMENDED AND RESTATED CERTIFICATE OF INCORPORATION (“COI-3”) as of September 20, 2024. There was no additional update to the Certificate of Incorporation during the most recent reporting period.

As of the date of this Annual Report, the capitalization of the Company is as follows (unchanged from the previous reporting period, except for stock options expiration):

Class A Non-Voting Common Stock

The amount of security authorized is 2,000,000 with a total of 0 outstanding.

Voting Rights: There are no voting rights associated with Class A Non-Voting Common Stock.

Material Rights: There are no material rights associated with Class A Non-Voting Common Stock.

Class B Voting Common Stock

The amount of security authorized is 17,000,000 with a total of 14,649,387 outstanding. The amount of Class B Voting Common Stock outstanding consists of 14,429,187 shares issued plus 220,200 shares reserved to be issued pursuant to stock options outstanding.

Voting Rights: One vote per share

Material Rights: There are no material rights associated with Class B Voting Common Stock.

Series Seed Preferred Stock

The amount of security authorized is 6,000,000 with a total of 1,364,795 outstanding.

Voting Rights: One vote per share

Material Rights: There are no material rights associated with Series Seed Preferred Stock. Holders of Series Seed Preferred Stock are entitled to various other rights, including a 1X liquidation preference and the right to convert to Class B Voting Common Stock. For more information, please refer to COI-3.

SIGNATURES

The undersigned, the principal executive officer of Making Fun, Inc., hereby certifies that the information contained in this Annual Report (Form C-AR) is, to the best of my knowledge, accurate and complete. We confirm that we have fulfilled all reporting requirements owed to our investors under Regulation Crowdfunding.

By: ____________________________

Name: John Welch
Title: CEO, Board Member and principal accounting officer

Exhibit A

FINANCIAL STATEMENTS

Explanation of large reduction in “Income Tax Benefit” during previous reporting period:

We had GAAP financials created for the fiscal year ending June 30, 2024 (FY-23) as part of our previous crowdfunding. The auditor decided to characterize our carried-forward loss as a Deferred Tax Asset (DTA) on our books. Keeping that would have increased our Total Assets, which goes directly into the calculation of Delaware taxes. It makes no sense to pay more tax to Delaware for LOSING money just because we needed to report GAAP financials for crowdfunding purposes.

The GAAP-compliant way to address this is to note that DTA is only an asset if it is "more likely than not" (a greater than 50% chance) that the company will generate enough future taxable income to actually use the tax benefit. If there is significant uncertainty about future profitability, GAAP requires us to create a Valuation Allowance, which is a contra-asset account "subtracting" from the DTA.This reduces the Total Assets on our books in a way that is fully compliant with GAAP.

This change was made in the previous reporting period, FY-24. We are mentioning it here because the reversal creates a big difference from the previous year’s numbers. Specifically, this impacted:

Balance Sheet:

- FY-24 Equity - Current Year Earnings
- FY-25 Equity - Retained Earnings (now a straightforward value reflecting accumulated loss)

Income Statement:

- FY-24 Other Income / (Expense) - Income Tax Benefit

Cash Summary:

- FY-24 Income - Income Tax Benefit (thus Total Income)
- FY-24 Plus Other Cash Activity - Deferred Tax Asset